February 26, 2009

Mr. Thomas B. Kilian
JMP Group, Inc.
600 Montgomery Street, Suite 1100
San Franciso, CA 94111

Re: JMP Group, Inc.
        File No. 001-33448
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        September 30, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Kilian:

        We have reviewed your response letter dated February 4, 2009 and have the
following additional comments. If you disagree with our comments, we will consider
your explanation as to why our comments are not applicable. Please be as detailed as
necessary in your explanations.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2008</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Predecessor and Successor</u>

1.   We have considered your response to our prior comment 1. As combined information is not permitted under GAAP, we continue to believe that the all the combined balances in your MD&A represent non-GAAP measures that are subject to Item 10(e) of regulation S-K. Please revise your MD&A to include all of the disclosures required by Item 10(e) of regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

<u>Definitive Proxy Statement on Schedule 14A</u>

2.   Your response to prior comment 6 states that you evaluate and take into consideration quantitative performance measures for each business unit and the company as a whole in determining amounts of bonus compensation. Even though you do not establish target amounts, your CD&A should clearly identify each of the quantitative measures considered and explain how those measures affected actual awards. For example, it is not clear how "revenues" factored into the bonus determinations. The CD&A should explain how you evaluated revenues and how that evaluation affected the amount awarded to each individual NEO. Please confirm that you will provide this disclosure in future filings and tell us how you plan to comply.

Thomas B. Kilian
JMP Group, Inc.
February 26, 2009
Page 3

        Please respond to the comment included in this letter within ten business days.
Please submit your response on EDGAR. You may contact Robert Telewicz, Staff
Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have
questions on the financial statements and related matters. Please contact Erin Martin,
Staff Attorney at (202) 551-3391 or Karen Garnett, Assistant Director at (202) 551-3785
with any other questions.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief